# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Raytech Holding Ltd, CIK 0001948443
CUSIP: G7358S119
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Unit 609, 6/F, Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0002045182
Persons authorized to receive notices and communications: Raytech Holding Limited, Unit 609, 6/F, Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000, 852 2117 0236

## Reporting persons
- Tim Hoi Ching (CIK 0002045182): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: personal funds (PF); sole voting power 61,660; shared voting power 0; sole dispositive power 61,660; shared dispositive power 0; aggregate amount beneficially owned 61,660 (2.26% of the class)
  Comment: 1. This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the statement on Schedule 13G originally filed by the Reporting Person with the Securities and Exchange Commission on November 18, 2024. The Reporting Person is filing this Schedule 13D to report the disposition of his beneficially owned Ordinary Shares of the Issuer. As a result of the transactions reported herein, the Reporting Person is no longer a beneficial owner of more than five percent of the Issuer's Ordinary Shares. Except as specifically amended by this Amendment, the original filing remains in full force and effect.
  
  2. Represents 61,660 ordinary shares of Raytech Holding Limited (the "Company") held by Tim Hoi Ching ("Mr. Ching"). Mr. Ching is the CEO, Chairman and director of the Issuer.
  
  3. The percent ownership is calculated based upon an aggregate of 2,724,911 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: Raytech Holding Ltd
Address of issuer's principal executive offices: Unit 609, 6/F, Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000
Comment: Amendment No. 2 amends the initial statement on Schedule 13G filed by the Reporting Person on November 18, 2024

## Item 2. Identity and Background
Name of person filing: Tim Hoi Ching
Residence or business address:
Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong
Present principal occupation or employment: Mr. Ching is the CEO, Chairman and director of the Issuer.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This filing relates to the disposition of the Issuer's ordinary shares. Accordingly, this Item is not applicable. For details regarding the transactions, see Item 5(c).

## Item 4. Purpose of Transaction
Purpose of transaction: The sale of securities was conducted as part of the reporting person's personal portfolio rebalancing strategy and to generate additional cash flow.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D/A2.
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D/A2.
Transactions in the class effected during the past sixty days: On February 9, 2026, Mr. Ching sold an aggregate of 427,643 Ordinary Shares of Issuer through two private transactions, purchased with the working capital of purchasers' holding companies. On February 9, 2026, the Reporting Person, Mr. Tim Hoi Ching, disposed of an aggregate of 427,643 Ordinary Shares in two separate private transactions for cash consideration. The details of these transactions are as follows: (i) 245,239 Ordinary Shares were sold to Chunda International Capital Management Co., Ltd. (ii) 182,404 Ordinary Shares were sold to Yuan Chun Holding Co., Limited.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After the share transfer on February 9, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the Company's Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Tim Hoi Ching: /s/ Tim Hoi Ching, Tim Hoi Ching (02/17/2026)